[redacted]

08000065

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Velcro Industries N.V.

*CURRENT ADDRESS ______

**FORMER NAME ______

**NEW ADDRESS ______

PROCESSED
JAN 07 2008
THOMSON FINANCIAL

FILE NO. 82- 00145 FISCAL YEAR 9-30-07

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 1/3/08

082-00145

9-30-07
AR/S

VELCRO INDUSTRIES N. V.

ANNUAL REPORT 2007

2007 HIGHLIGHTS

Year ended September 30 (in US dollars)	2007	2006
Sales	305,364,000	285,189,000
Operating Profit	28,631,000	31,554,000
Investment Income	20,920,000	23,791,000
Profit Before Income Taxes	49,835,000	56,565,000
Profit For The Year Attributable to the Equity Holders of the Company	33,395,000	36,932,000
Per Share	1.11	1.23
Parent Shareholders' Equity	381,525,000	346,530,000
Per Share	12.70	11.54

REPORT TO SHAREHOLDERS

2007 SALES AND FINANCIAL RESULTS

Sales for the year were $305,364,000, which was an increase of 7% over 2006. Sales for the fourth quarter were $75,688,000, an increase of 3% over the corresponding period last year. The operating profit for the year was $28,631,000, which was a decrease of 9% from 2006. The operating profit for the fourth quarter was $1,854,000, an 82% decrease from the corresponding period last year.

Sales increases were achieved in all of our geographic regions. This sales growth resulted from increased market penetration, continued strong demand for our established products, and new applications for our ever expanding product offerings. The decline in operating profits reflects a non-recurring executive compensation payment of approximately $8,300,000 in July 2007.

Investment income, which includes realized gains and losses on the investment portfolio, totaled $20,920,000 for 2007, down from $23,791,000 in 2006. For the fourth quarter, investment income was $13,458,000, compared to investment income of $8,350,000 for the comparable period of 2006.

Profit for the year was $33,395,000, a 10% decrease from last year and equivalent to $1.11 per share. Profit for the fourth quarter was $9,943,000, a 12% increase over the corresponding period for 2006, and equivalent to $.33 per share.

OPERATIONS

To satisfy current and anticipated demand for our products, and to remain competitive in the marketplace, the Company is expanding its manufacturing facilities in the United States and China. In the United States, the Company is expanding its Somersworth, New Hampshire manufacturing facility, and in China an additional manufacturing plant will be constructed.

The Company continues to realize benefits from its ongoing programs to increase efficiencies and contain costs in all areas of the business. In order to continue to provide our customers with the highest quality of goods and services, we remain committed to continuous product and process improvements and to the development of new products and applications.

REGISTRATION EXEMPTION

Although our common stock is traded on NASDAQ, the Company had been exempt from registration under the U.S. Securities Exchange Act of 1934 (the "Act") through July 31, 2006 pursuant to certain rules of the U.S. Securities and Exchange Commission (the "SEC"). At the time of NASDAQ's transition from an automated interdealer quotation system to a national securities exchange, on August 1, 2006 the SEC effectively continued, by order, the exemption from registration under the Act until August 1, 2009.

In light of the prospective loss of the registration exemption on August 1, 2009, the Board of Directors considered the anticipated effects of the loss of the exemption and the costs and benefits associated with registering under the Act. With limited expectation of the Company needing to avail itself of the U.S. capital markets, the Board of Directors determined that the estimated costs of registration under, and ongoing compliance with, the Act outweigh the perceived benefits. As an initial response to the prospective loss of the registration exemption, the Board of Directors considered alternatives by which the Company might not be required to register under the Act, which prompted the share repurchase described below. The Company is considering additional actions in connection with the prospective loss of its exemption from registration on August 1, 2009.

SHARE REPURCHASE

As more fully explained in Note 16, on October 1, 2007, the Company offered to purchase outstanding shares of our common stock, at a purchase price of $21.00 per share. Following the expiration of the offer on November 5, 2007, the Company purchased a total of 2,594,375 shares for an aggregate purchase price of $54,481,875. The Company paid for these shares from cash and cash equivalents, including proceeds from the sale of marketable securities. After giving effect to the Company's purchase of these shares, approximately 1,163,000 shares, representing less than 5% of the Company's outstanding common stock, are held by shareholders other than the Company's majority shareholder.

DIVIDENDS

We continue our policy to review dividend distribution to shareholders at the close of each fiscal year, based on the performance of the Company and the internal needs for funds for the development of the business. In accordance with this policy, your Board of Directors has elected to declare a dividend of $0.32 per common share payable on February 15, 2008 to shareholders of record as of January 15, 2008.

OUTLOOK

There is concern in the short-term that a slow down in global economic activity may adversely affect the Company's performance. Already we have experienced slow downs in certain market segments. However, we believe the long-term outlook for the Company remains positive.

The Board of Directors expresses its sincere appreciation to all of our employees for their dedication and innovative efforts.

For the Board of Directors

Robert W. H. Cripps
Chairman

A. John Holton
Deputy Chairman

November 15, 2007

CONSOLIDATED BALANCE SHEET

AT SEPTEMBER 30, 2007

VELCRO INDUSTRIES N.V. AND SUBSIDIARY COMPANIES

Refer to Note		2007 US$'000	2006 US$'000
	CURRENT ASSETS:		
	Cash	16,949	16,835
	Cash equivalents	25,231	3,849
2	Trade receivables	44,210	43,432
3	Inventories	51,431	47,037
	Income taxes receivable	2,964	2,670
15	Other receivables and prepaid expenses	6,001	4,972
		146,786	118,795
	CURRENT LIABILITES:		
	Bank loans	11,555	2,703
	Trade payables	19,659	14,379
	Other payables and accrued expenses	20,859	15,775
	Income taxes payable	5,751	13,250
		57,824	46,107
	NET CURRENT ASSETS	88,962	72,688
	NON CURRENT ASSETS:		
5	Property, plant and equipment	99,334	87,221
6	Intangible assets	65	69
7	Marketable securities	182,169	178,822
4	Deferred tax assets	1,081	1,153
10	Employee benefits	13,786	8,708
15	Other receivables	---	1,334
		296,435	277,307
	NON CURRENT LIABILITIES:		
8	Borrowings	---	---
	Other liabilities	909	989
4	Deferred tax liabilities	2,963	2,476
		3,872	3,465
	NET ASSETS	381,525	346,530
	EQUITY:		
	Capital stock	20,389	20,389
	Capital in excess of nominal value	2,901	2,901
	Retained earnings	324,408	300,626
	Revaluation reserve – marketable securities	23,622	18,743
	Cumulative translation adjustment	17,270	10,936
		388,590	353,595
	LESS: Treasury shares	7,065	7,065
	PARENT SHAREHOLDERS' EQUITY	381,525	346,530

The notes to the consolidated financial statements are an integral part hereof.

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED SEPTEMBER 30, 2007

VELCRO INDUSTRIES N.V. AND SUBSIDIARY COMPANIES

Refer to Note		2007 US$'000	2006 US$'000
	Sales	305,364	285,189
	Cost of Sales	208,762	199,868
	Gross Profit	96,602	85,321
	Selling Expenses	28,263	26,987
	Administrative Expenses	39,708	26,780
	Operating Profit	28,631	31,554
15	Royalties Income	---	3,845
	Interest Income	742	582
	Interest Expense	(458)	(3,207)
	Investment Income:		
	Interest Income	5,711	5,613
	Other Investment Income	15,209	18,178
	Profit before Income Taxes	49,835	56,565
4	Income Tax Expense	16,440	19,633
	PROFIT FOR THE YEAR ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE COMPANY	33,395	36,932
	BASIC AND DILUTED EARNINGS PER SHARE (in US$1)	1.11	1.23
	DIVIDENDS PER SHARE (IN US$1)	.32	.30
	AVERAGE NUMBER OF SHARES OUTSTANDING	30,040,490	30,040,490

The notes to the consolidated financial statements are an integral part hereof.

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED SEPTEMBER 30, 2007

VELCRO INDUSTRIES N.V. AND SUBSIDIARY COMPANIES

Refer to Note		2007 US$`000	2006 US$`000
	CASH FLOWS FROM OPERATING ACTIVITIES		
	Profit before income taxes	49,835	56,565
	Adjustments for:		
5	Depreciation	14,744	15,593
6	Amortization of intangible assets	29	28
	Losses on disposals of property, plant and equipment	77	43
10	Pension expense	2,155	3,123
	Effect of exchange rate changes	1,160	1,258
	Investment income	(20,920)	(23,791)
	Interest expense	458	3,207
	Operating profit before working capital changes	47,538	56,026
2	Change in trade receivables	(778)	(2,540)
3	Change in inventories	(4,394)	2,811
	Change in prepaid expenses and other receivables	305	(1,180)
	Change in trade payables	5,280	(1,176)
	Change in other payables and other liabilities	5,007	(63)
	Cash generated from operations	52,958	53,878
10	Pension contributions	(7,119)	(7,575)
	Interest paid	(461)	(818)
	Income and withholding taxes paid	(23,200)	(17,902)
	Net cash from operating activities	22,178	27,583
	CASH FLOWS FROM INVESTING ACTIVITIES		
	Purchase of marketable securities	(12,788)	(19,248)
	Proceeds from sale of marketable securities	29,268	1,666
5	Purchases of property, plant and equipment	(22,702)	(9,266)
	Proceeds from sales of property, plant and equipment	61	65
6	Purchases of intellectual property	(25)	---
	Interest received	5,711	5,613
	Dividends received	261	243
	Income and withholding taxes paid	(474)	(406)
	Net cash from investment activities	(688)	(21,333)
	CASH FLOWS FROM FINANCING ACTIVITIES		
	Change in bank loans	8,852	(3,323)
	Dividends paid	(9,613)	(9,012)
	Net cash from financing activities	(761)	(12,335)
	Net increase (decrease) in cash and cash equivalents	20,729	(6,085)
	Cash and cash equivalents at beginning of period	20,684	27,131
	Effect of exchange rate fluctuations on cash held	767	(362)
	Cash and cash equivalents at end of period	42,180	20,684

The notes to the consolidated financial statements are an integral part hereof.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2007

VELCRO INDUSTRIES N.V. AND SUBSIDIARY COMPANIES

	Capital Stock US$'000	Capital in Excess of Nominal Value US$'000	Retained Earnings US$'000	Revaluation Reserve US$'000	Cumulative Translation Adjustment US$'000	Treasury Stock US$'000	Total US$'000
Balance at October 1, 2005	20,389	2,901	272,706	31,004	8,297	(7,065)	328,232
Net increase in fair value of marketable securities				5,674			5,674
Net gains on sales of marketable securities				(17,935)			(17,935)
Foreign exchange translation differences					2,639		2,639
Amounts recognized directly in equity				(12,261)	2,639		(9,622)
Profit for the year attributable to the equity holders of the Company			36,932				36,932
Profit for the year and amounts recognized directly in equity			36,932	(12,261)	2,639		27,310
Dividends paid			(9,012)				(9,012)
Balance at September 30, 2006	20,389	2,901	300,626	18,743	10,936	(7,065)	346,530
Net increase in fair value of marketable securities				19,827			19,827
Net gains on sales of marketable securities				(14,948)			(14,948)
Foreign exchange translation differences					6,334		6,334
Amounts recognized directly in equity				4,879	6,334		11,213
Profit for the year attributable to the equity holders of the Company			33,395				33,395
Profit for the year and amounts recognized directly in equity			33,395	4,879	6,334		44,608
Dividends paid			(9,613)				(9,613)
Balance at September 30, 2007	20,389	2,901	324,408	23,622	17,270	(7,065)	381,525

The following is a reconciliation of Common Shares outstanding. Each share has a nominal value of one Canadian Dollar (CDN$1.00).

Number of Issued and Fully Paid Shares

	Issued	Treasury	Outstanding
Balance at October 1, 2005	30,798,441	757,951	30,040,490
Activity during 2006:	---	---	---
Balance at September 30, 2006	30,798,441	757,951	30,040,490
Activity during 2007:	---	---	---
Balance at September 30, 2007	30,798,441	757,951	30,040,490

The notes to the consolidated financial statements are an integral part hereof.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

General

Velcro Industries N.V. is incorporated and domiciled in Curaçao, Netherlands Antilles as a Naamloze Vennootschap (Public Limited Liability Company). The Company acts as the holding company of the Velcro companies, which are primarily involved in the manufacturing and sales of VELCRO® and TEXACRO® brand fasteners, ULTRA-MATE® brand hook fasteners, and ONE-WRAP® brand straps throughout the world.

The financial statements of the Company as presented herein have been approved by the Board of Directors.

1. Summary of Accounting Policies

a. Accounting Standards

The Financial Statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) and its interpretations as adopted by the International Accounting Standards Board.

The consolidated financial statements have been prepared on a historical cost basis except for the marketable securities, which are measured at fair value. The methods used to measure fair value are discussed further in note 1.h.

The following new standards, amendments to standards and interpretations are not yet effective for the year ended September 30, 2007, and have not been applied in preparing these financial statements:

IFRS 7 Financial Instruments: Disclosures
IFRS 8 Operating Segments
Amendment to IAS 1 Presentation of Financial Statements: Capital Disclosures
IFRIC 10 Interim Financial Reporting and Impairment
IFRIC 11 IFRS 2 Group and Treasury Share Transactions
IFRIC 12 Service Concession Arrangements
IFRIC 13 Customer Loyalty Programmes
IFRIC 14 IAS 19 The Limit on a Defined Benefit Asset Minimum Funding Requirements and Their Interaction

The future adoption of these new standards, amendments to standards and interpretations are not expected to have a significant impact on the financial statements of the Company.

b. Consolidation

The consolidation includes the accounts of Velcro Industries N.V. and its controlled subsidiaries. Control exists when the group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Intercompany accounts and transactions have been eliminated. Companies being consolidated are disclosed on page 22 titled Directors, Officers and Companies.

c. Foreign Currency

Based on the Company's worldwide activities, the reporting currency is US Dollars. Assets and liabilities denominated in other currencies have been translated using exchange rates prevailing at September 30, and income and expenses using exchange rates prevailing at the date of the transactions.

Currency translation gains and losses on foreign subsidiaries have been recorded directly in the Equity Accounts as cumulative translation adjustments and will only be included in income when they are realized.

Transactions in currencies other than US Dollars are converted at the rate of exchange prevailing at the transaction date. At the balance sheet date, foreign currency monetary assets and liabilities are converted at the rate of exchange prevailing at that date. Resulting exchange differences are recognized in income for the year.

d. Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and short-term money market instruments held for purposes of meeting short-term cash commitments.

e. Trade Receivables

A financial asset is recognized as a trade receivable when there is a contractual right to receive cash or another financial asset from another entity. These trade receivables are presented in the balance sheet on a net basis to properly reflect the Company's expected future cash flows.

f. Property, Plant and Equipment

Property, plant and equipment are stated at cost less depreciation computed primarily by the straight line method based upon the estimated useful life of the assets and taking into account any impairment losses in the value of the assets. These asset values are reviewed at least annually, to determine if there is an indication of impairment. In countries where accelerated depreciation is permitted for tax purposes, the tax deferral is charged to income.

When property, plant or equipment are retired or sold, their cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in income.

The rates used for calculating depreciation are:

Buildings and improvements	2.5%
Machinery and equipment	14% to 20%
Office furniture and equipment	20%
Leasehold improvements	term of the lease

Property, plant and equipment held for sale are stated at the lower of carrying amount or fair value less cost to sell, and are no longer depreciated. Property, plant and equipment are classified as held for sale if the carrying amount of the asset will be recovered principally through a sale transaction rather than through continuing use.

g. Intangible Assets

The acquisition costs of patents, licenses and trademarks are recorded as an asset and amortized on a straight line basis over their estimated useful lives. These balances are reviewed at least annually, to determine if there is an indication of impairment.

Expenditures on research activities are charged to income as incurred.

Expenditures on development activities are capitalized if the new or substantially improved product or process is technically and commercially feasible and there are sufficient resources to complete the development. Capitalized development expenditures are stated at cost and amortized over their useful lives. The balance is reviewed at least annually, to determine if there is an indication of impairment. Other development expenditures are charged to income as incurred.

h. Marketable Securities

The marketable securities in the Company's investment portfolio are classified as available-for-sale assets. These assets are initially recorded at cost, as of the trade date, and remeasured at fair value as of each reporting date. Gains and losses on the remeasurement to fair value are recognized as an equity adjustment. When marketable securities are sold, the cumulative gain or loss previously recognized in equity is included in income for the period. Fair values are determined from published price quotations of active securities markets. The fair values of marketable securities for which there are no observable market prices or rates are estimated using valuation techniques based on assumptions. These assets are held for the long-term needs of the business and are presented as non-current assets. These asset values are reviewed at least annually, to determine if there is objective evidence of impairment. In the event of impairment, the cumulative unrecognized loss is removed from equity and charged to income for the period. Reversals of impairments of equity securities are recognized as an equity adjustment.

i. Inventories

Raw materials, work in process and finished goods are valued at the lower of cost, on a first-in first-out basis, or estimated net realizable value. The net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and selling expenses. Work in process and finished goods include all direct expenditures to prepare inventory for sale including attributable overhead.

j. Other Assets and Liabilities

The assets and liabilities not mentioned above are stated at amortized cost less impairments, if any.

k. Treasury Shares

Treasury shares are valued at cost.

l. Employee Benefits

Certain Subsidiary Companies have defined contribution retirement plans for the majority of their employees. These benefits are provided through separate funding arrangements. Contributions are charged against income as they are made.

Certain Subsidiary Companies have defined benefit pension plans, wholly funded by the respective Subsidiary Companies, for the majority of their employees. These benefits are provided through separate funding arrangements. The recognized amount in the balance sheet is determined as the present value of the defined benefit obligation adjusted for the unrecognized actuarial gains and losses and less any past service costs not yet recognized and the fair value of any plan assets. The recognition of actuarial gains and losses is determined separately for each defined benefit plan. To the extent that any cumulative unrecognized actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognized in the income statement over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognized. The present value of the defined benefit obligations and the related service costs are calculated by a qualified actuary using the projected unit credit method. When the calculation results in an asset, the recognized asset is limited to the net total of any unrecognized actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan. The amount charged to the income statement consists of current service cost, interest cost, the expected return on assets and amortization of actuarial gains and losses. The expected long-term rate of return on plan assets considers the current level of expected return on debt securities, the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each class is weighted based on the target asset allocation to develop the expected long-term rate of return on assets.

m. Revenue Recognition

In relation to the sale of goods, revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, and no significant uncertainties remain regarding the entitlement to the consideration, associated costs or the possible return of goods.

Interest income, royalty income and other income are recognized on an accrual basis when it is probable that the economic benefits associated with the transaction will flow to the Company and the revenue can be measured reliably.

n. Taxes

Tax expense is calculated on profit before income taxes, adjusted for nontaxable differences between taxable and accounting income. The tax effect of timing differences, arising from items recognized in different periods for income tax and accounting purposes, are carried in the balance sheet as deferred tax assets or liabilities. Such deferred tax balances are calculated using the liability method taking into account the estimated tax that will be paid or recovered when the timing differences reverse.

Deferred tax assets not related to tax loss carryforwards are only recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. Deferred tax assets arising from tax losses yet to be recovered are only recognized to the extent that it is probable that future taxable profits will be available to allow the benefit of the tax loss to be realized.

Taxes on income earned by subsidiaries in various countries have been accrued and are being paid in accordance with the laws of each country. As it is not anticipated that the Company will liquidate undistributed earnings of Subsidiary Companies, no provisions have been made for withholding and income taxes on such dividends which may be paid in the future by Subsidiary Companies.

Income tax is recognized in the income statement except to the extent that it relates to an item recognized directly within shareholders' equity, in which case the related tax effect is also recognized within shareholders' equity.

Interest and penalties associated with the tax assessments resulting from audits by tax authorities are closely related to income taxes. Accordingly, such interest and penalties, when recognized, are presented as current or deferred tax liabilities in the balance sheet. Interest is recognized as interest expense and penalties are recognized as income tax expense in the statement of income.

The Company has netted its deferred tax assets and liabilities for each tax jurisdiction.

o. Segment Reporting

The Company reports its primary segment information based on its two business segments, the manufacturing and sales segment and investments. Investments encompass the performance of the Company's investment portfolio. Secondary segment information is reported by geographic region.

Segment results include revenue and expenses directly attributable to a segment and the relevant portion of enterprise revenue and expenses that can be allocated on a reasonable basis to a segment.

Segment assets and liabilities comprise those assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis.

Capital expenditures represent the total costs incurred during the period to acquire or construct property, plant and equipment.

p. Operating Leases

Payments made under operating leases are recognized as expenses on a straight line basis over the term of the lease.

q. Interest Costs

Interest costs are charged to income in the period incurred.

r. Impairment

The carrying amounts of assets, other than cash, receivables, inventories, pension assets and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

s. Provisions

A provision is recognized in the balance sheet when a legal or constructive obligation exists as a result of a past event, the amount can be reasonably estimated, and it is probable that an outflow of economic benefits will be required to settle the obligation.

t. Earnings Per Share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares.

u. Risk Management

Exposure to credit, interest rate, market and currency risk arises in the normal course of the Company's business. The Company monitors these risks on a continuing basis. The Company generally does not enter into hedging arrangements.

v. Use of Estimates and Assumptions

When preparing the financial statements, management makes judgments, estimates and assumptions that affect the application of the accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates and assumptions.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The key estimates and underlying assumptions mainly relate to pensions, impairments and taxes.

2. Trade Receivables

	2007 US$'000	2006 US$'000
Trade receivables, gross	45,918	45,058
Allowance for doubtful debts	(1,708)	(1,626)
Trade receivables, net	44,210	43,432

Trade receivables written off as uncollectible totaled US$245,000 and US$309,000 during 2007 and 2006, respectively. The charge for allowance for doubtful debt is included in selling expense in the income statement.

3. Inventories

	2007 US$'000	2006 US$'000
Raw materials	13,477	12,216
Work in process	10,676	12,698
Finished goods	27,278	22,123
	51,431	47,037

Charges relating to the write down of inventories to net realizable value totaled US$2,769,000 and US$3,000,000 during 2007 and 2006, respectively. These charges were included in cost of sales.

4. Taxes

During the third quarter of 2006, in connection with a local tax audit, the Canadian tax authorities issued withholding tax assessments to the Canadian subsidiary for the years 2002 and 2003. Including the related interest and penalties, these assessments totaled US$3,440,000. The Canadian subsidiary paid these assessments and filed an appeal with the Canadian tax authorities. Also during 2006, the Canadian tax authorities issued similar withholding tax assessments for the years 1995 through 2001 and 2004. Including the estimated related interest and penalties, these additional assessments totaled US$9,307,000. These assessments were recorded as expenses in the income statement, and the additional assessment was included as a liability in the balance sheet as of September 30, 2006. During the first quarter of 2007, the Canadian subsidiary received the final withholding tax assessment notices, which included penalties and interest, for the years 1995 through 2001 and 2004. These final assessments totaled approximately US$8,500,000. The difference between the total of these final assessments and the related liability recorded in the balance sheet as of the year ended September 30, 2006, was reflected in the income statement during 2007. The Canadian subsidiary paid these assessments and filed appeals with the Canadian tax authorities. These assessments relate to a dispute concerning the interpretation and application of certain Canadian withholding tax rules. On the advice of legal counsel, the Company intends to vigorously pursue its appeals of these assessments. Management believes that the ultimate resolution of this dispute will not have a material effect on the financial condition of the Company.

The Company's consolidated applicable tax rate represents the weighted average of the statutory corporate income tax rates, which range between 0% and 40% in the tax jurisdictions in which the Company and its Subsidiaries operate. The weighted average rates for 2007 and 2006 were 22% and 16%, respectively. The following is a reconciliation of income taxes calculated at the consolidated applicable tax rate with income tax expense.

	2007 US$'000	2006 US$'000
Profit before income taxes	49,835	56,565
Tax at the applicable tax rate:	10,935	8,897
Withholding taxes	6,108	13,791
Prior year tax adjustments	(1,187)	(3,352)
Effect of not recording deferred tax assets on operating losses of subsidiaries	8	(11)
Effect of prior period tax rate adjustments	545	---
Other	31	308
	16,440	19,633
Major components of tax expense		
Current tax expense	15,881	18,406
Deferred tax expense	1,165	1,237
Deferred tax income	(606)	(10)
Income tax expense	16,440	19,633

Subsidiaries of the Company have accumulated unrecognized tax losses of approximately US$617,000 which are available to offset future taxable income of those subsidiaries. These accumulated tax losses expire in 2012.

Temporary differences which give rise to deferred tax assets and liabilities are as follows:

	2007 US$'000	2006 US$'000
Deferred tax assets:		
Pension plans	68	73
Employee benefits & insurance	1,354	1,129
Differences for tax treatment of inventory	1,407	856
Differences in depreciation for tax purposes	1,720	1,572
Other	542	855
	5,091	4,485
Deferred tax liabilities:		
Differences in depreciation for tax purposes	1,545	2,557
Pension plans	5,428	3,251
	6,973	5,808
Net deferred tax liabilities	(1,882)	(1,323)

	2007 US$'000	2006 US$'000
Reconciliation to Balance Sheet:		
Deferred tax assets	1,081	1,153
Deferred tax liabilities	2,963	2,476
Net deferred tax liabilities	(1,882)	(1,323)

5. Property, Plant and Equipment

	Buildings & Improvements US$'000	Machinery & Equipment US$'000	Office Furniture & Equipment US$'000	Leasehold Improvements US$'000	Land US$'000	Under Construction US$'000	Total US$'000
Cost							
Balance at October 1, 2006	70,550	157,383	13,934	192	4,746	3,246	250,051
Effect of movements in foreign exchange	2,764	8,448	210	16	400	325	12,163
Transfer of assets under construction	1,022	6,241	1,528	---	---	(8,791)	---
Acquisitions	1,769	94	1,530	---	---	19,309	22,702
Disposals	(27)	(1,985)	(230)	---	---	---	(2,242)
Balance at September 30, 2007	76,078	170,181	16,972	208	5,146	14,089	282,674

	Buildings & Improvements US$'000	Machinery & Equipment US$'000	Office Furniture & Equipment US$'000	Leasehold Improvements US$'000	Land US$'000	Under Construction US$'000	Total US$'000
Accumulated Depreciation							
Balance at October 1, 2006	24,272	127,042	11,366	150	---	---	162,830
Effect of movements in foreign exchange	994	6,038	852	(14)	---	---	7,870
Depreciation charge for the year	2,685	10,691	1,351	17	---	---	14,744
Disposals	(27)	(1,876)	(201)	---	---	---	(2,104)
Balance at September 30, 2007	27,924	141,895	13,368	153	---	---	183,340

	Buildings & Improvements US$'000	Machinery & Equipment US$'000	Office Furniture & Equipment US$'000	Leasehold Improvements US$'000	Land US$'000	Under Construction US$'000	Total US$'000
Carrying amount							
At October 1, 2006	46,278	30,341	2,568	42	4,746	3,246	87,221
At September 30, 2007	48,154	28,286	3,604	55	5,146	14,089	99,334

Depreciation Charge

The depreciation charge for the year is included in the income statement as follows:

	2007 US$'000	2006 US$'000
Cost of sales	13,502	14,537
Selling expenses	368	345
Administrative expenses	874	711
	14,744	15,593

6. Intangible Assets

	Patents US$'000	Trademarks US$'000	Total US$'000
Cost			
Balance at October 1, 2006	140	---	140
Activity during 2007:			
Acquisition	---	25	25
Balance at September 30, 2007	140	25	165
Accumulated Amortization			
Balance at October 1, 2006	(71)	---	(71)
Activity during 2007:			
Amortization charge	(28)	(1)	(29)
Balance at September 30, 2007	(99)	(1)	(100)
Carrying Amount			
At October 1, 2006	69	---	69
At September 30, 2007	41	24	65

Amortization Charge

The amortization charge, which is based on five years, is included in administrative expenses in the income statement.

7. Marketable Securities

The investment portfolio is comprised of the following marketable securities at September 30.

	2007		2006	
	Cost US$'000	Market Value US$'000	Cost US$'000	Market Value US$'000
Common and preferred stock	77,163	99,143	100,636	117,683
Other funds	81,384	83,026	59,443	61,139
	158,547	182,169	160,079	178,822

During the first quarter of 2006, the Company liquidated its bond portfolio of approximately US$25 million, and reinvested the proceeds in money market instruments.

The other funds in the investment portfolio are principally investments in money market instruments.

The table below presents realized gains (losses) in marketable securities for the years ended September 30.

	2007			2006		
	Gains US$'000	Losses US$'000	Net US$'000	Gains US$'000	Losses US$'000	Net US$'000
Bonds	---	---	---	167	---	167
Common and preferred stock	14,359	(1,177)	13,182	19,877	(2,109)	17,768
Other funds	1,766	---	1,766	---	---	---
	16,125	(1,177)	14,948	20,044	(2,109)	17,935

These realized gains and losses were included in other investment income.

The table below presents unrealized gains (losses) in marketable securities for the years ended September 30.

	2007			2006		
	Gains	Losses	Net	Gains	Losses	Net
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Bonds	---	---	---	332	(346)	(14)
Common and preferred stock	18,127	(12)	18,115	4,951	(41)	4,910
Other funds	1,712	---	1,712	778	---	778
	19,839	(12)	19,827	6,061	(387)	5,674

Write downs for impairment of marketable securities were US$705,000 in 2006, which were included in other investment income. Reversals of impairments of marketable securities were US$605,000 and US$299,000 in 2007 and 2006, respectively, which amounts were recognized as an equity adjustment.

8. Borrowings

Certain Subsidiary Companies have annually renewable borrowing arrangements with financial institutions. There were no outstanding borrowings under these arrangements as of September 30, 2007 or September 30, 2006.

9. Commitments and Contingent Liabilities

The Company and its subsidiaries have commitments for the following minimum lease payments under non-cancellable operating leases:

	2007	2006
	US$'000	US$'000
Not later than one year	1,086	1,162
Between one and five years	1,749	1,897
	2,835	3,059

Total rental expense for all operating leases mainly related to buildings and vehicles was US$1,377,000 in 2007 and US$1,201,000 in 2006.

At September 30, 2007, certain Subsidiary Companies had commitments totaling approximately US$41,303,000 for the purchase or construction of property, plant and equipment.

10. Employee Benefits

Certain Subsidiary companies have defined benefit pension plans which cover substantially all of their employees. The expenses for these plans were approximately US$2,155,000 and US$3,123,000 for the years ended September 30, 2007 and 2006, respectively. The assets of the plans are held in separate trust administered funds.

For the defined benefit pension plans, actuarial valuations are obtained from independent actuaries. The following are the results of the most recent valuations which were carried out at September 30, 2007:

Movements in the present value of the defined benefit obligation are as follows:

	2007	2006
	US$'000	US$'000
Present value of funded obligation at start of year	51,516	51,361
Benefit payments	(1,891)	(1,691)
Employer current service costs	2,297	2,351
Actuarial (gain) loss	(1,536)	(3,591)
Effect of foreign exchange	854	306
Interest cost	2,927	2,780
Benefit obligation at end of year	54,167	51,516

Movements in fair value of plan assets are as follows:

	2007 US$'000	2006 US$'000
Fair value of plan assets at start of year	47,629	38,926
Employer contributions	7,119	7,575
Benefit payments	(1,891)	(1,691)
Effect of foreign exchange	751	243
Expected return on plan asset	3,720	3,025
Actuarial gains and losses	2,430	(449)
Fair value of plan assets at end of year	59,758	47,629
Actual return on assets	6,150	2,576

At year end the defined benefit obligation can be specified as follows:

	2007 US$'000	2006 US$'000
Present value of funded obligation	54,167	51,516
Fair value of plan assets	(59,758)	(47,629)
Unrecognized actuarial losses	(8,195)	(12,595)
Net asset at year end	(13,786)	(8,708)

Movements in the net asset recognized in the balance sheet are as follows:

	2007 US$'000	2006 US$'000
Net asset at the beginning of the year	(8,708)	(4,214)
Pension expense	2,155	3,123
Contributions	(7,119)	(7,575)
Effect of foreign exchange	(114)	(42)
Net asset at year end	(13,786)	(8,708)

The amounts recognized in the income statement are as follows:

	2007 US$'000	2006 US$'000
Current service costs	2,297	2,351
Interest on obligations	2,927	2,780
Expected return on plan assets	(3,720)	(3,025)
Amortization of transition assets	---	---
Amortization of prior service costs	---	---
Amortization of unrecognized actuarial (gains) and losses	651	1,017
Pension expense	2,155	3,123

Categories of plan assets:

	2007	2006
Bonds	31%	34%
Common and preferred stock	46%	61%
Other funds	23%	5%

Weighted average assumptions:

	2007	2006
Long term expected return on plan assets	7.9%	7.9%
Compensation increases	4.0%	4.0%
Discount rate	5.9%	5.5%

The pension expense for the year is included in the income statement as follows:

	2007	2006
	US$'000	US$'000
Cost of sales	1,406	1,861
Selling expenses	361	552
Administrative expenses	388	710
	2,155	3,123

Historical information:

	2007	2006
	US$'000	US$'000
Present value of benefit obligation	54,167	51,516
Fair value of plan assets	59,758	47,629
Surplus (deficit) in the plan	5,591	(3,887)
Experience adjustments arising on Plan liabilities	(1,536)	(3,592)
Experience adjustments arising on Plan assets	(2,430)	449

The contributions to the defined benefits plans during the year ending September 30, 2008 are not determinable at this time.

Certain Subsidiary Companies have defined contribution retirement and savings plans which cover substantially all of their employees. The expenses of these plans were approximately US$675,000 and US$587,000 for the years ended September 30, 2007 and 2006, respectively. The assets of these plans are held in separate trust administered funds.

11. Segment Information

For management purposes, the Company is organized on a world-wide basis into two business segments, manufacturing and sales and investments. Segment assets do not include income taxes payable and deferred tax assets and liabilities. Business segment information is summarized as follows:

	Manufacturing & Sales		Investments		Total	
	2007	2006	2007	2006	2007	2006
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Segment revenue:						
External sales	305,364	285,189			305,364	285,189
Investment income			20,920	23,791	20,920	23,791
Segment results	29,696	36,310	20,597	23,462	50,293	59,772
Interest expense					(458)	(3,207)
Income tax expense					(16,440)	(19,633)
Profit for the year					33,395	36,932
Other information:						
Segment assets	244,692	207,839	194,484	184,440	439,176	392,279
Segment liabilities	52,932	33,802	50	44	52,982	33,846
Capital expenditures	22,702	9,266			22,702	9,266
Depreciation and amortization	14,773	15,621			14,773	15,621

In addition to the above information on business segments, the following amounts represent geographical information for the manufacturing and sales segment of the Company. Manufacturing and sales offices are operated in each of these geographical regions.

	Americas		Europe		Other		Total	
	2007	2006	2007	2006	2007	2006	2007	2006
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
External sales	208,774	206,892	72,066	55,824	24,524	22,473	305,364	285,189
Segment assets	149,190	133,482	66,460	53,026	29,042	21,331	244,692	207,839
Capital expenditures	16,589	6,926	3,221	1,171	2,892	1,169	22,702	9,266

Inter-segment transfer pricing is based on cost plus an appropriate margin.

The Company's investment portfolio is comprised of marketable securities, cash and cash equivalents. Investments are held by the Bermudian subsidiary.

12. Research and Development

Research and development expenditures totaled US$2,989,000 in 2007 and US$2,440,000 in 2006. These expenses were included in Cost of Sales.

13. Wages and Employees

Wages and salaries totaled US$78,327,000 and US$70,522,000 for 2007 and 2006, respectively. The average number of employees was 2,488 during 2007 and 2,514 during 2006.

14. Related Parties

Cohere Limited has a shareholding in Velcro Industries N.V. of 26,283,133 shares, which represents approximately 87.5% of the outstanding shares. Cohere Limited is a company incorporated in the British Virgin Islands. Cohere Limited's parent company is Chartwell Industries Limited, a company which is also incorporated in the British Virgin Islands. One of the directors of the Company is also a director of both Cohere Limited and Chartwell Industries Limited.

Remuneration of Directors and Officers of Velcro Industries N.V.:

	2007	2006
	US$'000	US$'000
Key management personnel compensation:		
Wages and other short-term employee benefits	11,125	1,632
Post employment benefits	140	46
Directors fees	329	256

Key management personnel compensation includes a non-recurring executive compensation payment in July 2007 of approximately $8.3 million, which was included in administrative expenses during the fourth quarter of fiscal year 2007.

In addition to the remuneration shown above, there has been charged a total of US$20,000 for 2007 and 2006 in respect to fees for professional services by firms in which directors are members, directors or partners.

15. Litigation

During the first quarter of 2006, certain subsidiary companies resolved three lawsuits, which the subsidiary companies had brought against certain parties alleging patent infringement and/or trade secret misappropriation. The agreement to resolve these lawsuits includes limited use by the defendants of the technology at issue. Pursuant to the agreement, a subsidiary company will be paid an aggregate of US$4 million in three equal installments, the first of which was received during the first quarter of 2006 and the second of which was received during the first quarter of 2007. The final payment, which is included in other receivables in the balance sheet, was received subsequent to September 30, 2007. The first payment and the present value of the future installments were included in royalty income in the income statement during 2006.

Certain subsidiaries are plaintiffs and defendants in actions involving various matters, the outcomes of which in management's opinion will not have a material effect on the financial condition of the Company.

16. Subsequent Event

On October 1, 2007, the Company commenced a cash tender offer to purchase all outstanding shares of its common stock. Under the terms of the tender offer, the Company offered to purchase for cash any and all outstanding shares of its common stock at a purchase price of US$21.00 per share, net to the seller in cash, without interest. The terms and conditions of the offer were contained in the Offer to Purchase document dated October 1, 2007 and the related Letter of Transmittal. The offer became effective on October 1, 2007 and expired on November 5, 2007. Upon expiration of the offer, 2,594,375 shares were validly tendered, all of which were repurchased by the Company. Cohere Limited did not tender any shares pursuant to the offer.

As of September 30, 2007, the Company had incurred approximately US$520,000 of costs directly attributable to the tender offer. These costs were included in prepaid expenses on the balance sheet as of September 30, 2007, and will be added to the carrying value of the repurchased shares.

17. Declared Dividends

On November 15, 2007, the Board of Directors declared a dividend of US$0.32 per common share payable on February 15, 2008 to shareholders of record as of January 15, 2008.

Issued by the Board of Directors on November 15, 2007:

Colin R. Beaven
Dominique Burnier
Edward J.S. Cripps
Robert W.H. Cripps
Wil de Hollander
Derek R Gray
A. John Holton
Rodney C. Howkins
Pauwla van Sambeek-Ronde

INDEPENDENT AUDITORS' REPORT

To: The Board of Directors and shareholders of Velcro Industries N.V.

Independent auditors' report

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Velcro Industries N.V. Willemstad, Curacao, Netherlands Antilles, as set out on page 3 to 19. These comprise the consolidated balance sheet as at 30 September 2007, and the consolidated statement of income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's responsibility
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with relevant ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of Velcro Industries N.V. as at 30 September 2007, and of its consolidated results and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards.

Amstelveen, 15 November 2007

KPMG ACCOUNTANTS N.V.

J.G.R. Wilmink RA

FIVE YEAR
FINANCIAL HIGHLIGHTS

VELCRO INDUSTRIES N.V. AND SUBSIDIARY COMPANIES

Year Ended September 30 (in US$'000)	2007	2006	2005	2004	2003
Sales	305,364	285,189	281,355	278,174 *	265,532 *
Operating Profit	28,631	31,554	27,677	29,875	34,080
Royalties	---	3,845	273	325	290
Interest Income	742	582	213	153	112
Interest Expense	(458)	(3,207)	(386)	(755)	(1,367)
Investment Income	20,920	23,791	9,940	9,930	2,448
Profit before Income Taxes	49,835	56,565	37,717	39,528	35,563
Income Tax Expense	16,440	19,633	10,463	11,984	12,350
Income (Losses) Applicable to Minority Shareholders	---	---	---	(8)	16
Profit for the Year Attributable to the Equity Holders of the Company	33,395	36,932	27,254	27,552	23,197
Average Number of Shares Outstanding	30,040,490	30,040,490	30,040,490	30,040,490	30,040,490
Earnings Per Share	1.11	1.23	.91	.92	.77
Annual Dividend per Share (in US$1)	.32	.30	.30	.30	.30

* These prior years' sales amounts reflect the reclassification of freight costs. In accordance with IFRS interpretations, effective October 1, 2004 freight costs incurred for shipments of product to customers were recorded in cost of sales. Previously, these costs were recorded as a reduction in sales.

2007 TRADING ACTIVITY

OCTOBER 1, 2006 THROUGH SEPTEMBER 30, 2007 VELCRO INDUSTRIES N.V.

	High	Low	Close
NASDAQ Stock Market LLC Common Shares	US$19.64	US$13.11	US$17.90

DIRECTORS, OFFICERS AND COMPANIES

VELCRO INDUSTRIES N.V.
Curaçao, Netherlands Antilles

Directors

\# Colin R. Beaven

\# Dominique Burnier

* Edward J. S. Cripps

* Robert W. H. Cripps

* Wil de Hollander

Derek R Gray

* A. John Holton

* Rodney C. Howkins

\# Pauwla van Sambeek-Ronde

Officers

Robert W. H. Cripps
Chairman

A. John Holton
Deputy Chairman and
Chief Executive Officer

Peter A. Pelletier
Secretary and Treasurer

Pauwla van Sambeek-Ronde
Joint Secretary

* Member of the Executive Committee

\# Member of the Audit Committee

TRANSFER AGENTS AND REGISTAR

Computershare Investor Services, Inc.
Montreal Canada

Mellon Investor Services, LLC
Ridgefield Park, NJ, USA

SUBSIDIARIES
(All Wholly Owned)

ASIA AND AUSTRALIA

VELCRO HONG KONG LIMITED
Hong Kong

Raymond To
General Manager

VELCRO AUSTRALIA PTY. LTD.
Melbourne, Australia

Peter A. Batten
General Manager

VELCRO (CHINA) FASTENING SYSTEMS COMPANY LIMITED
Jiangsu, China

Raymond To
Chairman

EUROPE

VELCRO EUROPE S.A.
Argentona, Spain

Richard Brown
Director

VELCRO INDUSTRIES FRANCE S.A.
Paris, France

Richard Brown
President

VELCRO GMBH
Stuttgart, Germany

Knut Ofen
Sales Manager

VELCRO ITALIA S.R.L.
Arcore, Italy

Vincenzo Ricci
Sales Manager

VELCRO LTD.
Middlewich, United Kingdom

Roman Geletkanycz
General Manager – Operations

VELCRO HOLDINGS B.V.
Amsterdam, The Netherlands

Michael F. Elias
Managing Director

SUBSIDIARIES
(continued)

NORTH AND SOUTH AMERICA

VELCRO USA INC.
Manchester, NH, USA

Joan B. Cullinane
President

VELCRO CANADA INC.
Toronto, Canada

Patrick D. Todkill
President

VELCROMEX, S.A. DE C.V.
Agua Prieta, Mexico

Oscar Elias
Director of Operations

VELCRO FINANCE LIMITED
Hamilton, Bermuda

VELCRO GROUP CORPORATION
Manchester, NH, USA

Wil de Hollander
President

VELCRO DE MEXICO, S.A. DE C.V.
Tlalnepantla de Baz, Mexico

Marie E. Colby
President

VELCRO INDUSTRIES B.V.
Curaçao, Netherlands Antilles

Pauwla van Sambeek-Ronde
Managing Director

VELCRO PROPERTIES N.V.
Curaçao, Netherlands Antilles

Pauwla van Sambeek-Ronde
Managing Director

VELCRO INDUSTRIES N.V.
Castorweg 22-24, Willemstad, Curaçao, Netherlands Antilles

VELCRO INDUSTRIES N.V. ANNOUNCES COMPLETION OF TENDER OFFER

CURACAO, Netherlands Antilles – November 6, 2007 – **Velcro Industries N.V.** (the "Company") (NASDAQ: VELC), holding company for the Velcro companies and the industry leader in hook and loop fasteners, today announced the completion of its cash tender offer to purchase all outstanding shares of its common stock. The tender offer expired at 5:00 p.m., New York City time, on Monday, November 5, 2007.

The Company has been advised by Computershare Investor Services Inc., the depositary for the tender offer, that 2,572,437 shares were validly tendered as of 5:00 p.m., New York City time, on Monday, November 5, 2007 (including 87,573 shares tendered by notice of guaranteed delivery). All shares of Company common stock that were validly tendered and not properly withdrawn before the expiration of the offer have been accepted for payment. After giving effect to the purchase of validly tendered shares, approximately 1,185,000 shares, representing less than 5% of the Company's outstanding common stock, will be held by shareholders other than the Company's majority shareholder.

About Velcro Industries N.V.

Velcro Industries N.V. (NASDAQ: VELC) is incorporated and domiciled in Curacao, Netherlands Antilles as a Naamloze Vennootschap (public limited liability company) and acts as the holding company of the Velcro companies, which are primarily involved in the manufacturing and sales of VELCRO® and TEXACRO® brand fasteners, ULTRA-MATE® brand hook fasteners, and ONE-WRAP® brand straps throughout the world.

VELCRO INDUSTRIES N.V. ANNOUNCES FINAL RESULTS OF TENDER OFFER

CURACAO, Netherlands Antilles – November 9, 2007 – **Velcro Industries N.V.** (the "Company") (NASDAQ: VELC), holding company for the Velcro companies and the industry leader in hook and loop fasteners, today announced that it has accepted for payment a total of 2,594,375 shares validly tendered in its cash tender offer to purchase all outstanding shares of its common stock. The tender offer expired at 5:00 p.m., New York City time, on Monday, November 5, 2007. After giving effect to the purchase of validly tendered shares, approximately 1,163,000 shares, representing less than 5% of the Company's outstanding common stock, will be held by shareholders other than the Company's majority shareholder.

About Velcro Industries N.V.

Velcro Industries N.V. (NASDAQ: VELC) is incorporated and domiciled in Curacao, Netherlands Antilles as a Naamloze Vennootschap (public limited liability company) and acts as the holding company of the Velcro companies, which are primarily involved in the manufacturing and sales of VELCRO® and TEXACRO® brand fasteners, ULTRA-MATE® brand hook fasteners, and ONE-WRAP® brand straps throughout the world.

VELCRO INDUSTRIES N.V.
Notice of Meeting of Shareholders

2008 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2008 Annual General Meeting of Velcro Industries N.V. will be held at Velcro Industries N.V., Castorweg 22-24, Willemstad, Curacao, Netherlands Antilles on Wednesday, February 13, 2008 at 9:00 a.m.

The agenda for the Annual General Meeting is as follows:

1. To adopt the Report of Management on the business activities and the conducted administration during the past fiscal year ended September 30, 2007.

2. To approve the Balance Sheet and Statement of Income with the notes thereto.

3. To approve the payment of a dividend of $0.32 per share on February 15, 2008 to shareholders of record as of January 15, 2008.

4. To elect Directors and determine their remuneration.

5. To appoint Auditors.

6. To conduct any other business that may properly be brought before this Annual General Meeting.

Only shareholders of record at the close of business on December 28, 2007 shall be entitled to vote at the Meeting and any adjournment thereof.

NOTE: Copies of the Report of Management and Accounts are circulated with this notice. The names of persons nominated by the Board of Directors for election as Directors are set out in the accompanying Information Circular.

VELCRO INDUSTRIES N.V.
Peter A. Pelletier
Secretary

December 17, 2007

If you are unable to be present at the Annual General Meeting referred to above, please sign the accompanying form of proxy and return it in the enclosed envelope so as to be received by February 8, 2008.

VELCRO INDUSTRIES N.V.
2008 ANNUAL GENERAL MEETING

INFORMATION CIRCULAR AND PROXY STATEMENT

This Information Circular and Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Velcro Industries N.V. (the "Company") of proxies to be voted at the 2008 Annual General Meeting of Shareholders of the Company to be held on Wednesday, the 13th of February, 2008, at the time and place and for the purposes set forth in the accompanying notice of the Meeting. There is enclosed herewith a form of proxy for use at such Meeting.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxies

The persons named in the enclosed proxy form are not officers or employees of the Company, but are representatives of Computershare Investor Services Inc., Montreal, Canada, the Company's Transfer Agent and Registrar. EACH SHAREHOLDER IS ENTITLED TO APPOINT A PERSON TO REPRESENT HIM AT THE MEETING OTHER THAN THE INDIVIDUALS NAMED IN THE FORM OF PROXY ENCLOSED. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED THEREIN OR BY COMPLETING ANOTHER PROPER FORM OF PROXY FOR USE AT SUCH MEETING. In either case, such completed form of proxy should be mailed forthwith in the enclosed return envelope provided for the purpose to Velcro Industries N.V., c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, ON M5J 2Y1, Canada, for delivery on or before February 8, 2008.

Revocation of Proxies

A shareholder giving a proxy pursuant to this solicitation may revoke any such proxy by instrument in writing executed by the shareholder, by his attorney authorized in writing, or, if the shareholder is a corporation, under its corporate seal and by a duly authorized officer or attorney thereof, and deposited either at the head office of the Company c/o Computershare Investor Services Inc. at the address given under the heading "Appointment of Proxies" at any time up to and including Friday, February 8, 2008 or with the Chairman of the Meeting on the day of the Meeting.

Exercise of Discretion of Proxies

The individuals named in the form of proxy will vote the shares in respect of which they are appointed in accordance with the directions of each shareholder appointing them. In the absence of such directions, such shares will be voted for adoption of the Report of Management and Accounts, approval of the payment of dividends, the election of Directors and the appointments of Auditors as set forth under those headings in this Information Circular and Proxy Statement.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of the Meeting and with respect to such other matters as may properly come before the Meeting. At the time of printing this Information Circular and Proxy Statement, the Board of Directors of the Company knows of no such amendments, variations, or other matters to come before the Meeting, except as set forth herein.

VOTING SHARES

As of December 17, 2007 the Company had outstanding 27,446,115 common shares with a nominal value of one Canadian dollar per share, being the only class of securities of the Company entitled to vote at the Meeting, each share being entitled to one vote. Only shareholders of record at the close of business on December 28, 2007, will be entitled to vote at the Meeting and any adjournment thereof.

The Company shares are traded on the NASDAQ Stock Market in the United States. At the time of printing this Circular the following insider interests, other than those of persons nominated for election as Directors, details of which are given later in this circular, were noted on the Company's share register.

Cohere Limited (a holding of more than 10%)	26,283,133 shares
Peter A. Pelletier	10 shares

2008 ANNUAL GENERAL MEETING

There is enclosed with this Information Circular the Annual Report of Management and the Consolidated Financial Statements with Auditors' Report thereon for the year ended September 30, 2007.

Report of Management and Financial Statements

The laws of the Netherlands Antilles require Management of the Company to make a report to shareholders and to present the accounts of the Company, as approved by the Board of Directors, to the General Meeting of Shareholders. All financial statements are available to shareholders at the office of the Company. Approval of the Management Report and the Financial Statements at the Meeting will discharge the Board of Directors in respect of their activities for the year ended September 30, 2007.

The persons named in the proxy intend to vote at the Meeting for the adoption of the Report of Management and the approval of the Financial Statements.

Payment of Dividends

The persons named in the enclosed form of proxy intend to vote at the meeting for approval of the payment of a dividend of $0.32 per share on February 15, 2008 to shareholders of record as of January 15, 2008.

Election of Directors

The Articles of Incorporation of the Company provide that the Board of Directors shall consist of nine persons subject to the right of any Annual General Meeting to fix the number of Directors, which shall not be less than five nor more than twelve. The persons named in the enclosed form of proxy intend to vote for the election of nine persons whose names and other information are set forth below. The Board of Directors does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each Director elected will hold office until the next Annual General Meeting and until his successor is duly elected, unless his office is earlier vacated in accordance with the Articles.

Name	**Nationality**	**Position with Company or principal occupation**	**Director since**	**Beneficially held directly or indirectly**	**Shares under control not beneficially held**
Colin R. Beaven	New Zealand	Attorney at Law	2003	nil	nil
Dominique Burnier	Swiss	Director and President Burnier & Cie S.A.	2000	nil	nil
Edward J.S. Cripps	British	Director Pianoforte Supplies Limited	1986	nil	nil
Robert W.H. Cripps	British	Chairman Velcro Industries N.V.; Director, Chartwell Industries Limited	1983	nil	see footnote
Wil de Hollander	Dutch	President Velcro Group Corporation	2005	nil	nil
Derek R Gray	British	President S G Associates Limited	1974	nil	nil
A. John Holton	U.S.	Deputy Chairman and Chief Executive Officer Velcro Industries N.V.	1980	nil	nil
Rodney C. Howkins	British	Director Pianoforte Supplies Limited	1994	nil	nil
Pauwla van Sambeek-Ronde	Dutch	Netherlands Antilles Legal Counsel	1997	nil	nil

Note: Mr. R. W. H. Cripps is a Director of Cohere Limited which holds as an investment 26,283,133 shares.

The persons named in the enclosed form of proxy intend to vote for the remuneration of Directors to be paid at the rate of $26,000 per annum plus a fee of $1,650 per day for attendance on the Company's business or on any subsidiary Company business. Those Directors who or whose firms provide professional services will receive remuneration for such services in accordance with their usual charges in addition to fees as Director. Those Directors who serve as Chairman, Deputy Chairman, Vice Chairman or Chairman of a Committee will receive the appropriate remuneration for their duties. Persons employed by the Company or its subsidiaries in an executive capacity on a full time basis will also receive appropriate remuneration.

Appointment of Auditors

The persons named in the enclosed form of proxy intend to vote at the Annual General Meeting for the appointment of KPMG Accountants N.V., Amstelveen, Netherlands, as auditors of the Company to hold office until the close of the next Annual General Meeting.

Director Independence

Since the Company's common stock is not registered under the U.S. Securities Exchange Act of 1934, as amended, the Company is not required to comply with NASDAQ standards regarding independence of Directors. However, the Board of Directors has determined that a majority of the Directors are independent directors, as defined in current NASDAQ rules, and the Audit Committee members are independent, as defined in the current NASDAQ rules relating to independence of Audit Committee members.

Registration Exemption

Although the Company's common stock is traded on NASDAQ, the Company had been exempt from registration under the U.S. Securities Exchange Act of 1934 (the "Act") through July 31, 2006 pursuant to certain rules of the U.S. Securities and Exchange Commission (the "SEC"). At the time of NASDAQ's transition from an automated interdealer quotation system to a national securities exchange, on August 1, 2006 the SEC effectively continued, by order, the exemption from registration under the Act until August 1, 2009.

In light of the prospective loss of the registration exemption on August 1, 2009, the Board of Directors considered the anticipated effects of the loss of the exemption and the costs and benefits associated with registering under the Act. With limited expectation of the Company needing to avail itself of the U.S. capital markets, the Board of Directors determined that the estimated costs of registration under, and ongoing compliance with, the Act outweigh the perceived benefits. As an initial response to the prospective loss of the registration exemption, the Board of Directors considered alternatives by which the Company might not be required to register under the Act, which prompted the share repurchase described below. The Company is considering additional actions in connection with the prospective loss of its exemption from registration on August 1, 2009.

Share Repurchase

On October 1, 2007, the Company offered to purchase outstanding shares of its common stock, at a purchase price of $21.00 per share. Following the expiration of the offer on November 5, 2007, the Company purchased a total of 2,594,375 shares for an aggregate purchase price of $54,481,875. The Company paid for these shares from cash and cash equivalents, including proceeds from the sale of marketable securities. After giving effect to the Company's purchase of these shares, approximately 1,163,000 shares, representing less than 5% of the Company's outstanding common stock, are held by shareholders other than the Company's majority shareholder.

General

The Board of Directors has no present knowledge that any business other than that referred to above will be presented at the Annual General Meeting. However, if any matters properly come before such Meeting, it is the intention of the persons named in the proxies to vote the proxies in accordance with their judgment on such matters.

REPORT OF THE AUDIT COMMITTEE

Management is responsible for the Company's internal controls and for the preparation and fair presentation of the Company's financial statements in accordance with International Financial Reporting Standards. The independent auditors are responsible for performing an audit of the Company's financial statements in accordance with International Standards on Auditing and for expressing an opinion on those financial statements based on their audit. The Audit Committee reviews these processes on behalf of the Board of Directors. In such context, the Committee has reviewed and discussed the audited financial statements contained in the 2007 Annual Report with the Company's management and with its independent auditors.

Based on the review and discussions referred to above, the Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report for the year ended September 30, 2007.

This report has been agreed by the Audit Committee, the members of which are: Colin R. Beaven, Chairman, Dominique Burnier and Pauwla van Sambeek-Ronde.

VELCRO INDUSTRIES N.V.
Peter A. Pelletier
Secretary

December 17, 2007

VELCRO INDUSTRIES N.V.
Notice of Meeting of Shareholders

2008 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2008 Annual General Meeting of Velcro Industries N.V. will be held at Velcro Industries N.V., Castorweg 22-24, Willemstad, Curacao, Netherlands Antilles on Wednesday, February 13, 2008 at 9:00 a.m.

The agenda for the Annual General Meeting is as follows:

1. To adopt the Report of Management on the business activities and the conducted administration during the past fiscal year ended September 30, 2007.

2. To approve the Balance Sheet and Statement of Income with the notes thereto.

3. To approve the payment of a dividend of $0.32 per share on February 15, 2008 to shareholders of record as of January 15, 2008.

4. To elect Directors and determine their remuneration.

5. To appoint Auditors.

6. To conduct any other business that may properly be brought before this Annual General Meeting.

Only shareholders of record at the close of business on December 28, 2007 shall be entitled to vote at the Meeting and any adjournment thereof.

NOTE: Copies of the Report of Management and Accounts are circulated with this notice. The names of persons nominated by the Board of Directors for election as Directors are set out in the accompanying Information Circular.

VELCRO INDUSTRIES N.V.
Peter A. Pelletier
Secretary

December 17, 2007

If you are unable to be present at the Annual General Meeting referred to above, please sign the accompanying form of proxy and return it in the enclosed envelope so as to be received by February 8, 2008.

VELCRO INDUSTRIES N.V.
2008 ANNUAL GENERAL MEETING

INFORMATION CIRCULAR AND PROXY STATEMENT

This Information Circular and Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Velcro Industries N.V. (the "Company") of proxies to be voted at the 2008 Annual General Meeting of Shareholders of the Company to be held on Wednesday, the 13th of February, 2008, at the time and place and for the purposes set forth in the accompanying notice of the Meeting. There is enclosed herewith a form of proxy for use at such Meeting.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxies

The persons named in the enclosed proxy form are not officers or employees of the Company, but are representatives of Computershare Investor Services Inc., Montreal, Canada, the Company's Transfer Agent and Registrar. EACH SHAREHOLDER IS ENTITLED TO APPOINT A PERSON TO REPRESENT HIM AT THE MEETING OTHER THAN THE INDIVIDUALS NAMED IN THE FORM OF PROXY ENCLOSED. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED THEREIN OR BY COMPLETING ANOTHER PROPER FORM OF PROXY FOR USE AT SUCH MEETING. In either case, such completed form of proxy should be mailed forthwith in the enclosed return envelope provided for the purpose to Velcro Industries N.V., c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, ON M5J 2Y1, Canada, for delivery on or before February 8, 2008.

Revocation of Proxies

A shareholder giving a proxy pursuant to this solicitation may revoke any such proxy by instrument in writing executed by the shareholder, by his attorney authorized in writing, or, if the shareholder is a corporation, under its corporate seal and by a duly authorized officer or attorney thereof, and deposited either at the head office of the Company c/o Computershare Investor Services Inc. at the address given under the heading "Appointment of Proxies" at any time up to and including Friday, February 8, 2008 or with the Chairman of the Meeting on the day of the Meeting.

Exercise of Discretion of Proxies

The individuals named in the form of proxy will vote the shares in respect of which they are appointed in accordance with the directions of each shareholder appointing them. In the absence of such directions, such shares will be voted for adoption of the Report of Management and Accounts, approval of the payment of dividends, the election of Directors and the appointments of Auditors as set forth under those headings in this Information Circular and Proxy Statement.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of the Meeting and with respect to such other matters as may properly come before the Meeting. At the time of printing this Information Circular and Proxy Statement, the Board of Directors of the Company knows of no such amendments, variations, or other matters to come before the Meeting, except as set forth herein.

VOTING SHARES

As of December 17, 2007 the Company had outstanding 27,446,115 common shares with a nominal value of one Canadian dollar per share, being the only class of securities of the Company entitled to vote at the Meeting, each share being entitled to one vote. Only shareholders of record at the close of business on December 28, 2007, will be entitled to vote at the Meeting and any adjournment thereof.

The Company shares are traded on the NASDAQ Stock Market in the United States. At the time of printing this Circular the following insider interests, other than those of persons nominated for election as Directors, details of which are given later in this circular, were noted on the Company's share register.

Cohere Limited (a holding of more than 10%)	26,283,133 shares
Peter A. Pelletier	10 shares

2008 ANNUAL GENERAL MEETING

There is enclosed with this Information Circular the Annual Report of Management and the Consolidated Financial Statements with Auditors' Report thereon for the year ended September 30, 2007.

Report of Management and Financial Statements

The laws of the Netherlands Antilles require Management of the Company to make a report to shareholders and to present the accounts of the Company, as approved by the Board of Directors, to the General Meeting of Shareholders. All financial statements are available to shareholders at the office of the Company. Approval of the Management Report and the Financial Statements at the Meeting will discharge the Board of Directors in respect of their activities for the year ended September 30, 2007.

The persons named in the proxy intend to vote at the Meeting for the adoption of the Report of Management and the approval of the Financial Statements.

Payment of Dividends

The persons named in the enclosed form of proxy intend to vote at the meeting for approval of the payment of a dividend of $0.32 per share on February 15, 2008 to shareholders of record as of January 15, 2008.

Election of Directors

The Articles of Incorporation of the Company provide that the Board of Directors shall consist of nine persons subject to the right of any Annual General Meeting to fix the number of Directors, which shall not be less than five nor more than twelve. The persons named in the enclosed form of proxy intend to vote for the election of nine persons whose names and other information are set forth below. The Board of Directors does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each Director elected will hold office until the next Annual General Meeting and until his successor is duly elected, unless his office is earlier vacated in accordance with the Articles.

Name	Nationality	Position with Company or principal occupation	Director since	Beneficially held directly or indirectly	Shares under control not beneficially held
Colin R. Beaven	New Zealand	Attorney at Law	2003	nil	nil
Dominique Burnier	Swiss	Director and President Burnier & Cie S.A.	2000	nil	nil
Edward J.S. Cripps	British	Director Pianoforte Supplies Limited	1986	nil	nil
Robert W.H. Cripps	British	Chairman Velcro Industries N.V.; Director, Chartwell Industries Limited	1983	nil	see footnote
Wil de Hollander	Dutch	President Velcro Group Corporation	2005	nil	nil
Derek R Gray	British	President S G Associates Limited	1974	nil	nil
A. John Holton	U.S.	Deputy Chairman and Chief Executive Officer Velcro Industries N.V.	1980	nil	nil
Rodney C. Howkins	British	Director Pianoforte Supplies Limited	1994	nil	nil
Pauwla van Sambeek-Ronde	Dutch	Netherlands Antilles Legal Counsel	1997	nil	nil

Note: Mr. R. W. H. Cripps is a Director of Cohere Limited which holds as an investment 26,283,133 shares.

The persons named in the enclosed form of proxy intend to vote for the remuneration of Directors to be paid at the rate of $26,000 per annum plus a fee of $1,650 per day for attendance on the Company's business or on any subsidiary Company business. Those Directors who or whose firms provide professional services will receive remuneration for such services in accordance with their usual charges in addition to fees as Director. Those Directors who serve as Chairman, Deputy Chairman, Vice Chairman or Chairman of a Committee will receive the appropriate remuneration for their duties. Persons employed by the Company or its subsidiaries in an executive capacity on a full time basis will also receive appropriate remuneration.

Appointment of Auditors

The persons named in the enclosed form of proxy intend to vote at the Annual General Meeting for the appointment of KPMG Accountants N.V., Amstelveen, Netherlands, as auditors of the Company to hold office until the close of the next Annual General Meeting.

Director Independence

Since the Company's common stock is not registered under the U.S. Securities Exchange Act of 1934, as amended, the Company is not required to comply with NASDAQ standards regarding independence of Directors. However, the Board of Directors has determined that a majority of the Directors are independent directors, as defined in current NASDAQ rules, and the Audit Committee members are independent, as defined in the current NASDAQ rules relating to independence of Audit Committee members.

Registration Exemption

Although the Company's common stock is traded on NASDAQ, the Company had been exempt from registration under the U.S. Securities Exchange Act of 1934 (the "Act") through July 31, 2006 pursuant to certain rules of the U.S. Securities and Exchange Commission (the "SEC"). At the time of NASDAQ's transition from an automated interdealer quotation system to a national securities exchange, on August 1, 2006 the SEC effectively continued, by order, the exemption from registration under the Act until August 1, 2009.

In light of the prospective loss of the registration exemption on August 1, 2009, the Board of Directors considered the anticipated effects of the loss of the exemption and the costs and benefits associated with registering under the Act. With limited expectation of the Company needing to avail itself of the U.S. capital markets, the Board of Directors determined that the estimated costs of registration under, and ongoing compliance with, the Act outweigh the perceived benefits. As an initial response to the prospective loss of the registration exemption, the Board of Directors considered alternatives by which the Company might not be required to register under the Act, which prompted the share repurchase described below. The Company is considering additional actions in connection with the prospective loss of its exemption from registration on August 1, 2009.

Share Repurchase

On October 1, 2007, the Company offered to purchase outstanding shares of its common stock, at a purchase price of $21.00 per share. Following the expiration of the offer on November 5, 2007, the Company purchased a total of 2,594,375 shares for an aggregate purchase price of $54,481,875. The Company paid for these shares from cash and cash equivalents, including proceeds from the sale of marketable securities. After giving effect to the Company's purchase of these shares, approximately 1,163,000 shares, representing less than 5% of the Company's outstanding common stock, are held by shareholders other than the Company's majority shareholder.

General

The Board of Directors has no present knowledge that any business other than that referred to above will be presented at the Annual General Meeting. However, if any matters properly come before such Meeting, it is the intention of the persons named in the proxies to vote the proxies in accordance with their judgment on such matters.

REPORT OF THE AUDIT COMMITTEE

Management is responsible for the Company's internal controls and for the preparation and fair presentation of the Company's financial statements in accordance with International Financial Reporting Standards. The independent auditors are responsible for performing an audit of the Company's financial statements in accordance with International Standards on Auditing and for expressing an opinion on those financial statements based on their audit. The Audit Committee reviews these processes on behalf of the Board of Directors. In such context, the Committee has reviewed and discussed the audited financial statements contained in the 2007 Annual Report with the Company's management and with its independent auditors.

Based on the review and discussions referred to above, the Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report for the year ended September 30, 2007.

This report has been agreed by the Audit Committee, the members of which are: Colin R. Beaven, Chairman, Dominique Burnier and Pauwla van Sambeek-Ronde.

VELCRO INDUSTRIES N.V.
Peter A. Pelletier
Secretary

December 17, 2007

VELCRO INDUSTRIES N.V.
Notice of Meeting of Shareholders

2008 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2008 Annual General Meeting of Velcro Industries N.V. will be held at Velcro Industries N.V., Castorweg 22-24, Willemstad, Curacao, Netherlands Antilles on Wednesday, February 13, 2008 at 9:00 a.m.

The agenda for the Annual General Meeting is as follows:

1. To adopt the Report of Management on the business activities and the conducted administration during the past fiscal year ended September 30, 2007.

2. To approve the Balance Sheet and Statement of Income with the notes thereto.

3. To approve the payment of a dividend of $0.32 per share on February 15, 2008 to shareholders of record as of January 15, 2008.

4. To elect Directors and determine their remuneration.

5. To appoint Auditors.

6. To conduct any other business that may properly be brought before this Annual General Meeting.

Only shareholders of record at the close of business on December 28, 2007 shall be entitled to vote at the Meeting and any adjournment thereof.

NOTE: Copies of the Report of Management and Accounts are circulated with this notice. The names of persons nominated by the Board of Directors for election as Directors are set out in the accompanying Information Circular.

VELCRO INDUSTRIES N.V.
Peter A. Pelletier
Secretary

December 17, 2007

If you are unable to be present at the Annual General Meeting referred to above, please sign the accompanying form of proxy and return it in the enclosed envelope so as to be received by February 8, 2008.

VELCRO INDUSTRIES N.V.
2008 ANNUAL GENERAL MEETING

INFORMATION CIRCULAR AND PROXY STATEMENT

This Information Circular and Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Velcro Industries N.V. (the "Company") of proxies to be voted at the 2008 Annual General Meeting of Shareholders of the Company to be held on Wednesday, the 13th of February, 2008, at the time and place and for the purposes set forth in the accompanying notice of the Meeting. There is enclosed herewith a form of proxy for use at such Meeting.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxies

The persons named in the enclosed proxy form are not officers or employees of the Company, but are representatives of Computershare Investor Services Inc., Montreal, Canada, the Company's Transfer Agent and Registrar. EACH SHAREHOLDER IS ENTITLED TO APPOINT A PERSON TO REPRESENT HIM AT THE MEETING OTHER THAN THE INDIVIDUALS NAMED IN THE FORM OF PROXY ENCLOSED. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED THEREIN OR BY COMPLETING ANOTHER PROPER FORM OF PROXY FOR USE AT SUCH MEETING. In either case, such completed form of proxy should be mailed forthwith in the enclosed return envelope provided for the purpose to Velcro Industries N.V., c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, ON M5J 2Y1, Canada, for delivery on or before February 8, 2008.

Revocation of Proxies

A shareholder giving a proxy pursuant to this solicitation may revoke any such proxy by instrument in writing executed by the shareholder, by his attorney authorized in writing, or, if the shareholder is a corporation, under its corporate seal and by a duly authorized officer or attorney thereof, and deposited either at the head office of the Company c/o Computershare Investor Services Inc. at the address given under the heading "Appointment of Proxies" at any time up to and including Friday, February 8, 2008 or with the Chairman of the Meeting on the day of the Meeting.

Exercise of Discretion of Proxies

The individuals named in the form of proxy will vote the shares in respect of which they are appointed in accordance with the directions of each shareholder appointing them. In the absence of such directions, such shares will be voted for adoption of the Report of Management and Accounts, approval of the payment of dividends, the election of Directors and the appointments of Auditors as set forth under those headings in this Information Circular and Proxy Statement.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of the Meeting and with respect to such other matters as may properly come before the Meeting. At the time of printing this Information Circular and Proxy Statement, the Board of Directors of the Company knows of no such amendments, variations, or other matters to come before the Meeting, except as set forth herein.

VOTING SHARES

As of December 17, 2007 the Company had outstanding 27,446,115 common shares with a nominal value of one Canadian dollar per share, being the only class of securities of the Company entitled to vote at the Meeting, each share being entitled to one vote. Only shareholders of record at the close of business on December 28, 2007, will be entitled to vote at the Meeting and any adjournment thereof.

The Company shares are traded on the NASDAQ Stock Market in the United States. At the time of printing this Circular the following insider interests, other than those of persons nominated for election as Directors, details of which are given later in this circular, were noted on the Company's share register.

Cohere Limited (a holding of more than 10%)	26,283,133 shares
Peter A. Pelletier	10 shares

2008 ANNUAL GENERAL MEETING

There is enclosed with this Information Circular the Annual Report of Management and the Consolidated Financial Statements with Auditors' Report thereon for the year ended September 30, 2007.

Report of Management and Financial Statements

The laws of the Netherlands Antilles require Management of the Company to make a report to shareholders and to present the accounts of the Company, as approved by the Board of Directors, to the General Meeting of Shareholders. All financial statements are available to shareholders at the office of the Company. Approval of the Management Report and the Financial Statements at the Meeting will discharge the Board of Directors in respect of their activities for the year ended September 30, 2007.

The persons named in the proxy intend to vote at the Meeting for the adoption of the Report of Management and the approval of the Financial Statements.

Payment of Dividends

The persons named in the enclosed form of proxy intend to vote at the meeting for approval of the payment of a dividend of $0.32 per share on February 15, 2008 to shareholders of record as of January 15, 2008.

Election of Directors

The Articles of Incorporation of the Company provide that the Board of Directors shall consist of nine persons subject to the right of any Annual General Meeting to fix the number of Directors, which shall not be less than five nor more than twelve. The persons named in the enclosed form of proxy intend to vote for the election of nine persons whose names and other information are set forth below. The Board of Directors does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each Director elected will hold office until the next Annual General Meeting and until his successor is duly elected, unless his office is earlier vacated in accordance with the Articles.

Name	**Nationality**	**Position with Company or principal occupation**	**Director since**	**Beneficially held directly or indirectly**	**Shares under control not beneficially held**
Colin R. Beaven	New Zealand	Attorney at Law	2003	nil	nil
Dominique Burnier	Swiss	Director and President Burnier & Cie S.A.	2000	nil	nil
Edward J.S. Cripps	British	Director Pianoforte Supplies Limited	1986	nil	nil
Robert W.H. Cripps	British	Chairman Velcro Industries N.V.; Director, Chartwell Industries Limited	1983	nil	see footnote
Wil de Hollander	Dutch	President Velcro Group Corporation	2005	nil	nil
Derek R Gray	British	President S G Associates Limited	1974	nil	nil
A. John Holton	U.S.	Deputy Chairman and Chief Executive Officer Velcro Industries N.V.	1980	nil	nil
Rodney C. Howkins	British	Director Pianoforte Supplies Limited	1994	nil	nil
Pauwla van Sambeek-Ronde	Dutch	Netherlands Antilles Legal Counsel	1997	nil	nil

Note: Mr. R. W. H. Cripps is a Director of Cohere Limited which holds as an investment 26,283,133 shares.

The persons named in the enclosed form of proxy intend to vote for the remuneration of Directors to be paid at the rate of $26,000 per annum plus a fee of $1,650 per day for attendance on the Company's business or on any subsidiary Company business. Those Directors who or whose firms provide professional services will receive remuneration for such services in accordance with their usual charges in addition to fees as Director. Those Directors who serve as Chairman, Deputy Chairman, Vice Chairman or Chairman of a Committee will receive the appropriate remuneration for their duties. Persons employed by the Company or its subsidiaries in an executive capacity on a full time basis will also receive appropriate remuneration.

Appointment of Auditors

The persons named in the enclosed form of proxy intend to vote at the Annual General Meeting for the appointment of KPMG Accountants N.V., Amstelveen, Netherlands, as auditors of the Company to hold office until the close of the next Annual General Meeting.

Director Independence

Since the Company's common stock is not registered under the U.S. Securities Exchange Act of 1934, as amended, the Company is not required to comply with NASDAQ standards regarding independence of Directors. However, the Board of Directors has determined that a majority of the Directors are independent directors, as defined in current NASDAQ rules, and the Audit Committee members are independent, as defined in the current NASDAQ rules relating to independence of Audit Committee members.

Registration Exemption

Although the Company's common stock is traded on NASDAQ, the Company had been exempt from registration under the U.S. Securities Exchange Act of 1934 (the "Act") through July 31, 2006 pursuant to certain rules of the U.S. Securities and Exchange Commission (the "SEC"). At the time of NASDAQ's transition from an automated interdealer quotation system to a national securities exchange, on August 1, 2006 the SEC effectively continued, by order, the exemption from registration under the Act until August 1, 2009.

In light of the prospective loss of the registration exemption on August 1, 2009, the Board of Directors considered the anticipated effects of the loss of the exemption and the costs and benefits associated with registering under the Act. With limited expectation of the Company needing to avail itself of the U.S. capital markets, the Board of Directors determined that the estimated costs of registration under, and ongoing compliance with, the Act outweigh the perceived benefits. As an initial response to the prospective loss of the registration exemption, the Board of Directors considered alternatives by which the Company might not be required to register under the Act, which prompted the share repurchase described below. The Company is considering additional actions in connection with the prospective loss of its exemption from registration on August 1, 2009.

Share Repurchase

On October 1, 2007, the Company offered to purchase outstanding shares of its common stock, at a purchase price of $21.00 per share. Following the expiration of the offer on November 5, 2007, the Company purchased a total of 2,594,375 shares for an aggregate purchase price of $54,481,875. The Company paid for these shares from cash and cash equivalents, including proceeds from the sale of marketable securities. After giving effect to the Company's purchase of these shares, approximately 1,163,000 shares, representing less than 5% of the Company's outstanding common stock, are held by shareholders other than the Company's majority shareholder.

General

The Board of Directors has no present knowledge that any business other than that referred to above will be presented at the Annual General Meeting. However, if any matters properly come before such Meeting, it is the intention of the persons named in the proxies to vote the proxies in accordance with their judgment on such matters.

REPORT OF THE AUDIT COMMITTEE

Management is responsible for the Company's internal controls and for the preparation and fair presentation of the Company's financial statements in accordance with International Financial Reporting Standards. The independent auditors are responsible for performing an audit of the Company's financial statements in accordance with International Standards on Auditing and for expressing an opinion on those financial statements based on their audit. The Audit Committee reviews these processes on behalf of the Board of Directors. In such context, the Committee has reviewed and discussed the audited financial statements contained in the 2007 Annual Report with the Company's management and with its independent auditors.

Based on the review and discussions referred to above, the Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report for the year ended September 30, 2007.

This report has been agreed by the Audit Committee, the members of which are: Colin R. Beaven, Chairman, Dominique Burnier and Pauwla van Sambeek-Ronde.

VELCRO INDUSTRIES N.V.
Peter A. Pelletier
Secretary

December 17, 2007

VELCRO INDUSTRIES N.V. COMMENCES TENDER OFFER TO REPURCHASE SHARES

CURACAO, Netherlands Antilles – October 1, 2007 – **Velcro Industries N.V.** ("Velcro") (NASDAQ: VELC), holding company for the Velcro companies and the industry leader in hook and loop fasteners, today announced that it has commenced a cash tender offer to purchase all outstanding shares of its common stock. Under the terms of the tender offer, Velcro is offering to purchase for cash any and all outstanding shares of its common stock at a purchase price of US$21.00 per share.

The tender offer commenced today, October 1, 2007, and will expire on November 5, 2007 at 5:00 p.m., New York City time, unless extended by Velcro. The offer is not conditioned on any aggregate minimum number of shares being tendered. The offer is, however, subject to certain other conditions described in the Offer to Purchase dated October 1, 2007. Velcro will only accept for purchase shares tendered by a shareholder if such shareholder tenders all of the shares held by such shareholder. However, Velcro will accept for purchase shares registered in the name of a nominee and tendered by such nominee on behalf of a beneficial holder where all of the beneficial holder's shares held by such nominee are tendered. Velcro reserves the right to waive this "no partial tender" condition of its acceptance for purchase of shares.

While Velcro's Board of Directors has approved the tender offer, it does not, nor does Velcro, the information agent nor the depositary make any recommendation to shareholders as to whether to tender or refrain from tendering their shares. Shareholders must make their own decision as to whether to tender their shares. In doing so, shareholders should read carefully the information in the Offer to Purchase and in the related letter of transmittal, including the purposes and effects of the offer. Shareholders should discuss their decision with their tax advisors, financial advisors and/or brokers.

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of Velcro's common stock. The solicitation of offers to purchase shares of Velcro's common stock will be made only pursuant to the Offer to Purchase dated October 1, 2007 and related materials that Velcro is sending to its shareholders. The offer is not being made to, nor will tenders be accepted from or on behalf of, shareholders in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. Velcro may, at its discretion, take any actions necessary to make the offer to shareholders in any such jurisdiction. Velcro's acceptance of tenders from or on behalf of shareholders in Canada is conditional upon Velcro obtaining exemptive relief from Canadian provincial securities legislation. Velcro is applying for such exemptive relief.

MacKenzie Partners, Inc. will serve as information agent and Computershare Investor Services Inc. will serve as the depositary for the tender offer. Shareholders will also be able to obtain the Offer to Purchase and related materials at no charge from the information agent, MacKenzie Partners, Inc., at (800) 322-2885.

About Velcro Industries N.V.

Velcro Industries N.V. (NASDAQ: VELC) is incorporated and domiciled in Curacao, Netherlands Antilles as a Naamloze Vennootschap (public limited liability company) and acts as the holding company of the Velcro companies, which are primarily involved in the manufacturing and sales of VELCRO® and TEXACRO® brand fasteners, ULTRA-MATE® brand hook fasteners, and ONE-WRAP® brand straps throughout the world.

Forward-Looking Statements

This press release and the documents referenced herein may contain "forward-looking" statements and information, which involve risks and uncertainties. Actual future results may differ materially. Statements indicating that Velcro "expects," "estimates," "believes," "is planning" or "plans to" are forward-looking, as are other statements concerning future financial results or other events that have not yet occurred. There are several important factors that could cause actual results or events to differ materially from those anticipated by the forward-looking statements.

END